Item 77C - Votes

A Special Meeting of Shareholders of the ALPS | CoreCommodity Management CompleteCommodities Strategy Fund (the “Fund”) was held on November 12, 2013 to approve a new Investment Sub‐Advisory Agreement among Financial Investors Trust (the “Trust”) on behalf of the Fund, ALPS Advisors, Inc. and CoreCommodity Management, LLC (the “Proposal”) and adjourned, until December 16, 2013 and further adjourned until January 15, 2014. The Special Meeting was reconvened on January 15, 2014 and the Proposal was voted on and approved by the Shareholders of the Fund.

The January 15, 2014 voting results were as follows:

Matter	Voter Type	Shares
Approval of a new Investment Sub‐Advisory Agreement among Financial Investors Trust, on behalf of the Fund, ALPS Advisors and CoreCommodity Management, LLC	For	11,722,211.000
	Against	4,113,635.000
	Abstain	396,374.394